UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 7, 2017

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 8 – Other Events

Item 8.01 – Other Events

On December 7, 2017, Denbury Resources Inc. issued a press release regarding the commencement of private offers (the "Exchange Offers") to qualified institutional buyers or non-U.S. persons who hold its outstanding 6⅜% Senior Subordinated Notes due 2021, 5½% Senior Subordinated Notes due 2022, and 4⅝% Senior Subordinated Notes due 2023 (collectively, the "Old Notes") to exchange a portion of their Old Notes for up to approximately $182 million of new 9¼% Senior Secured Second Lien Notes due March 31, 2022 and up to approximately $147 million of new 5% Convertible Senior Notes due December 15, 2023. The Exchange Offers are being made upon the terms and subject to the conditions set forth in the offering memorandum and the related letter of transmittal, each dated December 7, 2017. A copy of the press release is filed as Exhibit 99.1 hereto.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated December 7, 2017.

* Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

		Denbury Resources Inc.
		(Registrant)
Date: December 8, 2017	By:	/s/ Mark C. Allen
		Mark C. Allen
		Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Denbury Press Release, dated December 7, 2017.

Denbury

News

DENBURY ANNOUNCES OFFERS TO EXCHANGE OUTSTANDING SENIOR SUBORDINATED NOTES FOR NEW 9¼% SENIOR SECURED SECOND LIEN NOTES DUE 2022 AND NEW 5% CONVERTIBLE SENIOR NOTES DUE 2023

PLANO, TX – December 7, 2017 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced the commencement of private offers (the "Exchange Offers") to Eligible Holders (as defined below) of its outstanding 6⅜% Senior Subordinated Notes due 2021 (the "2021 Notes"), 5½% Senior Subordinated Notes due 2022 (the "2022 Notes"), and 4⅝% Senior Subordinated Notes due 2023 (the "2023 Notes" and, together with the 2021 Notes and 2022 Notes, the "Old Notes") to exchange their Old Notes for up to approximately $182 million of new 9¼% Senior Secured Second Lien Notes due March 31, 2022 (the "New Second Lien Notes") and up to approximately $147 million of new 5% Convertible Senior Notes due December 15, 2023 (the "New Convertible Senior Notes" and, together with the New Second Lien Notes, the "New Notes"). The Exchange Offers are being made upon the terms and subject to the conditions set forth in a confidential offering memorandum (the "Offering Memorandum") and related letter of transmittal (the "Letter of Transmittal"), each dated December 7, 2017.

The following table sets forth the acceptance priority level for each series of Old Notes and the applicable consideration offered for such series in the Exchange Offers for the Old Notes:

Series of Old Notes	CUSIP Number	Principal Amount Outstanding[(1)]	Acceptance Priority Level[(2)]	Exchange Consideration[(3)(4)]	Early Participation Premium	Total Exchange Consideration[(3)(5)]
6⅜% Senior Subordinated Notes due 2021	247916AC3	$215,144,000	1	$410.00 principal amount of New Second Lien Notes and $340.00 principal amount of New Convertible Senior Notes	$50.00 principal amount of New Second Lien Notes	$460.00 principal amount of New Second Lien Notes and $340.00 principal amount of New Convertible Senior Notes
5½% Senior Subordinated Notes due 2022	247916AD1	$408,882,000	2	$382.50 principal amount of New Second Lien Notes and $342.50 principal amount of New Convertible Senior Notes	$50.00 principal amount of New Second Lien Notes	$432.50 principal amount of New Second Lien Notes and $342.50 principal amount of New Convertible Senior Notes
4⅝% Senior Subordinated Notes due 2023	24823UAH1	$376,501,000	3	$360.00 principal amount of New Second Lien Notes and $340.00 principal amount of New Convertible Senior Notes	$50.00 principal amount of New Second Lien Notes	$410.00 principal amount of New Second Lien Notes and $340.00 principal amount of New Convertible Senior Notes

(1) "Principal Amount Outstanding" above gives effect to the exchange of approximately $364 million principal amount of 2022 Notes and approximately $246 million principal amount of 2023 Notes by institutional investors on December 6, 2017 for approximately $382 million principal amount of Private Exchange Second Lien Notes (as defined below) and approximately $85 million of our new 3½% Convertible Senior Notes due 2024, pursuant to negotiated exchange agreements.

(2) All Old Notes that are tendered for exchange in an Exchange Offer on or before the Early Participation Time (as defined below) will have priority over Old Notes that are tendered for exchange after the Early Participation Time, even if such Old Notes tendered after the Early Participation Time have a higher Acceptance Priority Level than Old Notes tendered on or before the Early Participation Time.

(3) For each $1,000 principal amount of Old Notes.

(4) In addition to the Exchange Consideration or Total Exchange Consideration, as applicable, the Company will also pay in cash accrued and unpaid interest to, but not including, the Initial Settlement Date or the Final Settlement Date on the Old Notes tendered and accepted in the Exchange Offers as described in the Offering Memorandum.

(5) Includes Early Participation Premium.

For each $1,000 principal amount of Old Notes validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on December 20, 2017 (as it may be extended, the "Early Participation Time"), Eligible Holders will be eligible to receive the "Total Exchange Consideration" set forth in the table above, which includes the "Early Participation Premium." The Company currently expects the initial Settlement Date to be on or about December 22, 2017 (the "Initial Settlement Date"). For each $1,000 in principal amount of Old Notes validly tendered after the Early Participation Time, Eligible Holders will be eligible to receive only the "Exchange Consideration" set forth in the table above. The Exchange Offers will expire at 11:59 p.m., New York City time, on January 5, 2018, unless extended or earlier terminated by the Company (the "Expiration Time"). The Final Settlement Date, if necessary, is currently expected to occur on or about January 10, 2018 (the "Final Settlement Date" and together with the Initial Settlement Date, the "Settlement Date").

The New Notes will be senior to all existing and future subordinated indebtedness that the Company may incur, including any Old Notes that remain outstanding after the consummation of the Exchange Offers. The New Second Lien Notes will be issued as "additional notes" under the indenture pursuant to which the Company previously issued approximately $382 million aggregate principal amount of new 9¼% Senior Secured Second Lien Notes due 2022 (the "Private Exchange Second Lien Notes"). The $182 million principal amount of New Second Lien Notes being offered in the exchange offers represents the maximum principal amount of second lien debt that the Company currently has capacity to issue in exchange for, or to purchase, Old Notes under the applicable terms of the indentures governing its existing 9% and 9¼% second lien notes. The Company currently expects the New Second Lien Notes to be issued in a "qualified reopening," and, if so, the New Second Lien Notes will be fungible with, and trade under the same CUSIP as, the Private Exchange Second Lien Notes. The New Convertible Senior Notes are convertible into the Company's common stock at any time, at the option of the noteholders, at a rate of 281.69 shares of common stock per $1,000 principal amount of New Convertible Senior Notes, provided that the New Convertible Senior Notes will automatically convert at that same rate if the Company's stock price is at or above $3.55 per share based on a volume-weighted average price for ten out of fifteen consecutive trading days, subject to dividend, distribution or other customary adjustments. The New Convertible Senior Notes will be convertible into a maximum of approximately 41 million shares depending on the amount of New Convertible Senior Notes issued.

In addition to the applicable exchange consideration, Eligible Holders of Old Notes accepted for exchange in the Exchange Offers will also receive accrued and unpaid interest on such Old Notes in cash from the applicable last interest payment date to, but not including, the applicable Settlement Date as described in the Offering Memorandum.

All Old Notes validly tendered and not validly withdrawn will be accepted in accordance with their "Acceptance Priority Level" set forth in the table above, with 1 being the highest Acceptance Priority Level and 3 being the lowest Acceptance Priority Level. Accordingly, all Old Notes with an Acceptance Priority Level 1 will be accepted before any Old Notes with an Acceptance Priority Level 2 or an Acceptance Priority Level 3, and all Old Notes with an Acceptance Priority Level 2 will be accepted before any Old Notes with an Acceptance Priority Level 3, until the applicable maximum amount of New Notes has been reached. If the remaining portion of the New Notes is adequate to exchange some but not all of the aggregate principal amount of Old Notes tendered within the next lower Acceptance Priority Level, Old Notes tendered for exchange in that next lower Acceptance Priority Level will be accepted on a *pro rata* basis, based on the aggregate principal amount of Old Notes tendered with respect to that next lower Acceptance Priority Level, and no Old Notes with a lower Acceptance Priority Level will be accepted for exchange.

Notwithstanding the foregoing, all Old Notes that are tendered for exchange in the Exchange Offers at or before the Early Participation Time will have priority over Old Notes that are tendered for exchange after the Early Participation Time, even if such Old Notes tendered after the Early Participation Time have a higher Acceptance Priority Level than Old Notes tendered at or before the Early Participation Time.

The consummation of the Exchange Offers is subject to, and conditioned upon, the satisfaction or waiver of conditions set out in the Offering Memorandum and Letter of Transmittal, subject to the Company's right to amend or terminate any of the Exchange Offers prior to the Expiration Time. The consummation of the Exchange Offers is not contingent on any minimum exchange condition. Tenders may be validly withdrawn at any time on or prior to 5:00 p.m., New York City time, on December 20, 2017, but not thereafter unless that date is extended by the Company or required by law.

The New Notes have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and the New Notes will be issued pursuant to an exemption therefrom, and may not be offered or sold within the United States, or to or for the account or benefit of any U.S. Person, absent registration or an applicable exemption from registration requirements.

Documents relating to the Exchange Offers will be distributed only to "Eligible Holders" of Old Notes who complete and return an eligibility form confirming that they are either a "qualified institutional buyer" under Rule 144A or not a "U.S. person" under Regulation S as defined under applicable securities laws. The complete terms and conditions of the Exchange Offers, as well as the terms of the New Notes, are described in the Offering Memorandum and Letter of Transmittal.

In order to receive a copy of the Offering Memorandum, Eligible Holders must complete and submit an eligibility form. The eligibility form may be obtained by visiting https://web1.debtdomain.com/public/denbury/ or by contacting Ipreo LLC, the exchange agent and information agent in connection with the Exchange Offers, by calling (888) 593-9546 (toll free) or (212) 849-3880 (banks and brokers) or by emailing exchangeoffer@ipreo.com.

This press release does not constitute an offer to sell or a solicitation of any offer to buy any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is being issued pursuant to Rule 135c under the Securities Act.

This press release contains forward-looking statements that involve risks and uncertainties that are based on assumptions that management believes are reasonable based on currently available information. There is no assurance that these assumptions will prove to be correct. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations.

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DENBURY CONTACTS:
Mark C. Allen, Executive Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Investor Relations, 972.673.2383